Exhibit a5ii

BUSINESS WIRE	DIRECT LINE NUMBER
40 EAST 52ND STREET	(212) 752-9600
NEW YORK, NY 10022

FOR IMMEDIATE RELEASE

BNY MELLON ALCENTRA GLOBAL MULTI-STRATEGY CREDIT FUND, INC.
ANNOUNCES COMMENCEMENT OF INITIAL QUARTERLY TENDER OFFER

NEW YORK, NY, October 14, 2020 — BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc. (the "Fund") today announced the commencement of its initial quarterly tender offer. As stated in the Fund's prospectus, beginning approximately one year after the completion of the Fund's initial public offering and ending upon the adoption by the Fund's Board of Directors (the "Board") of a plan of liquidation, the Fund intends, but is not obligated, to conduct quarterly tender offers for up to 2.5% of the Fund's shares of common stock then outstanding in the sole discretion of the Board.

As previously announced, the Board has approved the Fund's initial quarterly tender offer (the "Tender Offer") with the following terms:

Number of Shares	2.5% of the Fund's outstanding shares as of September 30, 2020
Commencement Date	October 14, 2020
Expiration Date and Time	November 12, 2020 at 5:00 p.m. Eastern Time, unless otherwise extended
Price	Net asset value per share determined as of September 30, 2020

The terms and conditions of the Tender Offer will be set forth in the Fund's Offer to Purchase, the related Letter of Transmittal and other related documents. The Fund will file today with the Securities and Exchange Commission (the "SEC") a tender offer statement on Schedule TO and related exhibits, including an Offer to Purchase, a related Letter of Transmittal and other related documents (the "Offer Documents").

This announcement is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. The Offer Documents will be distributed to Fund shareholders commencing today. Shareholders may obtain additional copies of the Offer Documents, without charge, by contacting Georgeson LLC, the Fund's Tender Offer information agent, toll free at (877) 278-9670. Shareholders can also obtain the Offer Documents, when filed, free of charge on the SEC's website at www.sec.gov. Shareholders should read these documents and related exhibits carefully as the documents contain important information about the Fund's Tender Offer.

If you have questions about the Tender Offer and hold the Fund's shares through a broker or other nominee holder, you can call your broker or other nominee holder directly. You may also call Georgeson LLC, the Fund's Tender Offer information agent, toll free at (877) 278-9670, with any questions.

The Tender Offer will not be made to, nor will tenders pursuant to the Tender Offer be accepted from or on behalf of, shareholders in any jurisdiction in which making or accepting the Tender Offer would violate that jurisdiction's laws.

*****

BNY Mellon Investment Adviser, Inc., the investment adviser for the Fund, is part of BNY Mellon Investment Management.  BNY Mellon Investment Management is one of the world’s leading investment management organizations and one of the top U.S. wealth managers, with US $2.0 trillion in assets under management as of June 30, 2020.  BNY Mellon Investment Management encompasses BNY Mellon’s affiliated investment management firms, wealth management organization and global distribution companies.  Through an investor-first approach, BNY Mellon Investment Management brings to clients the best of both worlds: specialist expertise from eight world-class investment firms offering solutions across every major asset class, backed by the strength, stability, and global presence of The Bank of New York Mellon Corporation (NYSE: BK), one of the world’s most trusted investment partners, which has US $37.3 trillion in assets under custody and/or administration as of June 30, 2020.

BNY Mellon is the corporate brand of The Bank of New York Mellon Corporation and may also be used as a generic term to reference the Corporation as a whole or its various subsidiaries generally. Additional information on BNY Mellon Investment Management is available on www.im.bnymellon.com. BNY Mellon Investment Management’s website is intended to allow investors public access to information regarding the Fund and does not, and is not intended to, incorporate the website in this release.

The Fund's investment returns and principal values will fluctuate so that an investor’s shares may be worth more or less than the original cost.  There is no assurance that the Fund will achieve its investment objective.

For Press Inquiries: BNY Mellon Investment Adviser, Inc. Benjamin Tanner (212) 635-8676	For Other Inquiries: BNY Mellon Securities Corporation The National Marketing Desk 240 Greenwich Street New York, New York 10286 1-800-334-6899